Exhibit 99.1

Sundial Growers Announces US$74.5 Million Registered Offering and Full Utilization of Shelf Registration Statement

CALGARY, AB, Feb. 2, 2021 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") announced today that it has priced a best efforts underwritten registered offering of 60,500,000 Series A Units, each consisting of one common share and one-half Series A Warrant, with each whole Series A Warrant entitling the holder to purchase one common share, and 14,000,000 Series B Units (and together with the Series B Units, the "Units"), each consisting of one pre-funded Series B Warrant (together with the Series A Warrants, the "Warrants") to purchase one common share and one-half Series A Warrant, with each whole Series A Warrant entitling the holder to purchase one common share. Each Series A Unit will be sold at a price of US$1.00 per Series A Unit and each Series B Unit will be sold at a price of US$1.00 per Series B Unit, minus US$0.0001, and the remaining exercise price of each Series B Warrant will equal US$0.0001 per common share. The Warrants will be exercisable immediately after issuance and have a term of five years commencing on the date of issuance. Only whole Warrants are exercisable. The exercise price of the Series A Warrants will be US$1.10 per common share. All of the securities in the offering are being sold by Sundial. Sundial's gross proceeds from the offering are expected to be approximately US$74.5 million, before deducting underwriting discounts and estimated offering expenses. The offering is expected to close on February 4, 2021, subject to customary closing conditions. Upon closing of the offering, Sundial will have fully utilized the capacity under its shelf registration statement filed with the Securities and Exchange Commission (the "SEC") on Form F-3 and declared effective on January 25, 2021.

Canaccord Genuity LLC is acting as sole book-running manager for the offering.

The offering will be made only by means of a prospectus supplement and an accompanying prospectus filed as part of an effective shelf registration statement filed with SEC on Form F-3 and declared effective on January 25, 2021 and an additional registration statement on Form F-3 filed pursuant to Rule 462(b) which became automatically effective on February 2, 2021. A prospectus supplement for the offering will be filed with the SEC and available on the SEC's website, www.sec.gov. Copies of the prospectus supplement, when available, may be obtained from Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110, or by email at prospectus@cgf.com. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the closing of the offering and the expected gross proceeds from the offering. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see the risk factors identified in the Company's filings with the U.S. Securities and Exchange Commission, including those identified in the Company's Annual Report on Form 20-F, for a discussion of the material risks that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:09e 02-FEB-21